

June 7, 2011

<u>Via E-mail</u>
Tyrus C. Young
Chief Financial Officer
Orpheum Property, Inc.
201 St. Charles Ave., Ste. 2500
New Orleans, Louisiana 70170

      Re: **Orpheum Property, Inc.**
             Form 10-K for Fiscal Year Ended March 31, 2010
             Filed July 28, 2010
             Form 10-Q for the Quarterly Period Ended December 31, 2010
             Filed February 14, 2011
             Form 8-K Filed July 28, 2010
             File No. 0-30595

Dear Mr. Young:

      We have reviewed your letter dated May 23, 2011 in response to our comment letter dated March 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended December 31, 2010</u>

<u>Condensed Financial Statements</u>

1.   We note your response to comments six through nine in our letter dated March 10, 2011. Please file an amendment at the completion of our comment process.

Notes to Condensed Financial Statements, page 6

Note 3. Investment in Orpheum Theater, page 6

2.   We reviewed your response to comments one and 10 in our letter dated March 10, 2011. Please provide us with your detailed analysis of the criteria in ASC 805-10-55-4 through 9 supporting your conclusion that Orpheum Theater is not a business as defined in ASC 808-10-20. We may have further comment.

3.   We reviewed your response to comments two and four in our letter dated March 10, 2011. Please tell us the acquisition-date fair value of the total consideration transferred to 129 University LLC and the method of determining the fair value for each class of consideration transferred. Please refer to ASC 805-30-30-7 though 8 and 805-30-50-1.

4.   We reviewed your response to comment three in our letter dated March 10, 2011. We re-issue part of our previous comment. Please tell us how you determined the recorded value of the obligation and the basis in GAAP for your accounting citing relevant accounting literature. Please also tell us how you determined the fair value of the stock issued subsequent to the stock split.

5.   We reviewed your response to comment five in our letter dated March 10, 2011. Please tell us how you recorded the disposition of the coffee businesses. Please address how you computed and recorded the gain or loss and the basis in GAAP for your accounting. Please also tell us the nature of the charge to "capital in addition to par value" in respect of the issuance of the Class B Preferred Stock issued in connection with the acquisition of 129 University LLC. Finally, please tell us how the credit to capital in excess of par related to business combinations in your disclosure of non-cash transactions in the consolidated statements of cash flows was determined and why that amount does not represent the value assigned to your obligation to issue stock to the investors in W Properties.

Item 4T. Controls and Procedures, page 9

6.   Please revise your disclosure regarding changes in internal control over financial reporting to comply with Item 308(c) of Regulation S-K. Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318, if you have any questions. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief